UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-32

Exeter Saddened by the passing of Paul MacNeill

Vancouver, B. C., December 11, 2007 – Exeter Resource Corporation (“Exeter” or the “Company”) (AMEX:XRA, TSX-V: XRC, Frankfurt: EXB)

The Board of Directors, management and staff of Exeter are greatly saddened by the death of Mr. Paul MacNeill on December 9, 2007. Paul served as a director of Exeter from its listing in 2003 providing valuable counsel on the strategic direction and governance of the Company. His availability to Exeter was total, a major benefit for management, given the growing pains of a rapidly emerging junior resource company. His firm, MacNeill Law, provided legal services to Exeter giving Paul further insight into our operations.

Mr. Yale Simpson, Exeter Chairman commented, “Paul was a true friend to Exeter and an invaluable board member. He had an amazing intellect, an uncanny sense of perspective and his sense of humour was legendary.

“On behalf of us all at Exeter and the resource industry as a whole, I pass on my heartfelt sympathy to Paul’s wife Debra and his two boys David and Daniel. We will miss Paul greatly.”

Exeter Resource Corporation

Yale Simpson, Executive Chairman

Bryce Roxburgh, President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com www.exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date December 13, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary